Exhibit 4
November 1, 2005
Rahul Singhvi
President / Chief Executive Officer
Novavax, Inc.
508 Lapp Road
Malvern, PA 19355
Dear Mr. Singhvi:
     The purpose of this letter agreement (the “Agreement”) is to set forth the terms and conditions pursuant to which Rodman & Renshaw, LLC (“R&R”) shall introduce Novavax, Inc. (the “Company”) to one or more investors in connection with the proposed offering (the “Offering”) of securities (the “Securities”) of the Company. The terms of such Offering and the Securities shall be mutually agreed upon by the Company and the investor(s). R&R’s engagement under this Agreement shall be exclusive until November 4, 2005, and thereafter shall be non-exclusive. The identities of the investors to which R&R introduces the Company shall be proprietary information of R&R and shall not be divulged to third parties by the Company, nor used by the Company outside the scope of R&R’s engagement as described herein, other than as required by applicable law.
     In consideration of the services rendered by R&R under this Agreement, the Company agrees to pay R&R the following fees and other compensation:
(a)	A cash fee payable immediately upon the closing of any portion of any Financing (including without limitation the Offering) and equal to 5% of the aggregate capital raised.

(b)	$25,000 legal expense allowance.
     This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to conflicts of law principles. Any dispute arising out of this Agreement shall be adjudicated in the courts of the State of New York or in the federal courts sitting in the Southern District of New York, and each of the parties hereto agrees that service of process upon it by registered or certified mail at its address set forth herein shall be deemed adequate and lawful. The Company shall indemnify R&R in accordance with the terms of Section 4.6 of that certain Securities Purchase Agreement among the Company and the purchasers listed therein dated the date hereof. The Company acknowledges and agrees that R&R is not and shall not be construed as a fiduciary of the Company and shall have no duties or liabilities to the equity holders or the creditors of the Company or any other person by virtue of this Agreement or the retention of R&R hereunder, all of which are hereby expressly waived.
     This Agreement constitutes the entire understanding and agreement between the parties hereto with respect to its subject matter and there are no agreements or understandings with respect to the subject matter hereof which are not contained in this Agreement. This Agreement may be modified only in writing signed by the party to be charged hereunder.
     If the foregoing correctly sets forth our agreement, please confirm this by signing and returning to us the duplicate copy of this letter.

Very truly yours,
RODMAN & RENSHAW, LLC
Agreed to and accepted	By:

as of the date first written above:	Name:
Title:

NOVAVAX, INC.

By:

Name:
Title:
1270 Avenue of Americas, 16th Floor
New York, NY 10020